SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004.

Or

☐ Transition report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to .

Commission file number

A.  Full title of the plan and the address of the plan, if different from that of issuer named below:

RINKER MATERIALS CORPORATION PROFIT SHARING 401(k) PLAN

Tom Burmeister, Chief Financial Officer

Rinker Group Limited

c/o Rinker Materials Corporation

1501 Belvedere Road

West Palm Beach, FL 33406

(800) 226-5521

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RINKER GROUP LIMITED

Level 8, Tower B

799 Pacific Highway

Chatswood, NSW 2067

Australia

INFORMATION FURNISHED WITH RESPECT TO THE PLAN

The following items are included in this Report:

I.              Financial Statements for the Plan consisting of:

1.                                       Report of Independent Registered Public Accounting Firm

2.                                       Financial Statements as of December 31, 2004 and 2003 and for the Years then ended

A.                                   Statements of Net Assets Available for Benefits

B.                                     Statements of Changes in Net Assets Available for Benefits

C.                                     Notes to Financial Statements

3.                                       Schedule of Assets (Held at End of Year)

II.                                     Other Information:

1.                                       Signatures

2.                                       Exhibit Index

Rinker Materials Corporation
Profit Sharing 401(k) Plan

Financial Statements as of and for the
Years Ended December 31, 2004 and 2003,
Supplemental Schedule as of December 31, 2004,
and Report of Independent Registered Public Accounting Firm

RINKER MATERIALS CORPORATION PROFIT SHARING 401(k) PLAN

NOTE:    Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

  Rinker Materials Corporation Profit Sharing 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Rinker Materials Corporation Profit
Sharing 401(k) Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Certified Public Accountants

Miami, Florida

June 27, 2005

RINKER MATERIALS CORPORATION PROFIT SHARING 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003

ASSETS

INVESTMENTS:
At contract value—common collective trust	$91,075,995	$96,265,921
At fair value determined by quoted market price:
American Depositary Receipts—Rinker Group LTD (Notes 1 & 6)	7,966,206	1,371,817
Common collective trusts	27,795,917	21,431,318
Registered investment companies	116,001,480	96,894,006
At estimated fair value—participant loans	11,314,659	9,697,602

Total investments	254,154,257	225,660,664

CASH AND CASH EQUIVALENTS	12,505	343,067

RECEIVABLES:
Employer contributions	10,265,893	9,522,439
Participant contributions	147,917	67,117
Accrued interest	55,918	54,611

Total receivables	10,469,728	9,644,167

Total assets	264,636,490	235,647,898

LIABILITIES—Participant refunds payable (Note 5)	358,303	541,127

NET ASSETS AVAILABLE FOR BENEFITS	$264,278,187	$235,106,771

See notes to financial statements.

RINKER MATERIALS CORPORATION PROFIT SHARING 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003

ADDITIONS TO NET ASSETS:
Employer contributions	$14,614,421	$14,463,834
Participant contributions	14,068,720	12,003,883
Interest and dividend income	7,559,843	5,486,302
Net appreciation in fair value of investments	12,366,798	22,811,770

Total additions to net assets	48,609,782	54,765,789

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	19,436,204	19,921,031
Professional fees and other expenses	8,364	124,081

Total deductions from net assets	19,444,568	20,045,112

TRANSFER OF FUNDS TO RINKER MATERIALS CORPORATION 401(k) RETIREMENT SAVINGS PLAN	(10,416)	(203,778)

TRANSFER OF ASSETS FROM KIEWIT MATERIALS RETIREMENT SAVINGS PLAN	—	14,723,415

TRANSFER OF ASSETS FROM MID-COAST CONCRETE MBA RETIREMENT SAVINGS PLAN	16,618	127,678

NET INCREASE	29,171,416	49,367,992

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	235,106,771	185,738,779

End of year	$264,278,187	$235,106,771

See notes to financial statements.

RINKER MATERIALS CORPORATION PROFIT SHARING 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.                      DESCRIPTION OF THE PLAN

The following brief description of the Rinker Materials Corporation Profit Sharing 401(k) Plan (the ”Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General—The Plan is a defined contribution plan with discretionary employer contributions to the profit sharing component and employer and employee contributions to the retirement savings component of the Plan. The Plan’s primary purpose is to provide benefits to employees not participating in other retirement plans to which the Plan sponsor, Rinker Materials Corporation and Subsidiaries (the “Company”), makes current contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Payment of Benefits—On termination of service due to death, disability, or retirement, a participant, based on his or her election, will receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or installments over a period not extending beyond the life expectancy of the participant. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Contributions—Participants are able to defer a portion of their compensation before tax and have this amount contributed to their 401(k) account. Beginning January 1, 2004, the maximum amount of pre-tax contributions increased to $13,000 and this amount will increase in increments of $1,000 each year thereafter until it reaches $15,000. After reaching the $15,000 threshold, the maximum pre-tax contribution amount will increase annually in $500 increments based on cost-of-living adjustments.

In addition, beginning January 1, 2002, all Plan participants who reach age 50 before the end of the Plan year are eligible to make an additional salary deferral contribution, referred to as a “catch-up” contribution. This contribution is in addition to the maximum amount of pre-tax contributions allowed. For Plan year 2004, the maximum amount an eligible participant could contribute, as a “catch-up” contribution was $3,000, with such amount increasing each year thereafter in $1,000 increments until it reaches $5,000. After reaching the $5,000 threshold, the maximum “catch-up” contribution amount will increase annually in $500 increments based on cost-of-living adjustments. Unlike the regular pre-tax contributions, “catch-up” contributions are not subject to any non-discrimination testing or other limitations and are assured of remaining in the Plan until such time as the participant requests a distribution.

The Plan sponsor makes matching contributions, in an amount equal to 50% of the first 6% of a participant’s deferral contribution, to the participant’s 401(k) matching account. In addition to the matching contributions, the Plan sponsor may make contributions to participants’ profit sharing accounts at the discretion of the Board of Directors of the Plan sponsor. During 2004 and 2003, employer discretionary profit sharing contributions of $10,200,151 and $9,495,237, net of forfeitures of $909,358 and $500,000, respectively, were made, and were outstanding as of December 31, 2004.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions, participant forfeitures (if applicable) and Plan earnings, and charged with withdrawals and allocations of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—All funds, other than the fund which is invested in American Depositary Receipts (“ADR”), representing ordinary shares of Rinker Group Limited (“RGL”), the parent company of the Plan sponsor, are invested by outside investment managers that are appointed by the administrative committee. Currently, Merrill Lynch, Pierce, Fenner & Smith (“Merrill Lynch”) is the trustee for the Plan. Participants direct the investment of their participant account balance into various investment options offered by the Plan. The Plan currently offers fifteen mutual funds and three common collective trusts as investment options for participants. Participants are also able to invest in a fund which is invested in ADRs, representing ordinary shares of RGL (“RGL ADRs”). At December 31, 2004, each RGL ADR represented 10 ordinary shares of RGL and 30 million ordinary shares of RGL (representing 3 million RGL ADRs) were registered for purchase by the trustee of the Plan. The objective of this fund is to give the participants an opportunity to share in the ownership of RGL.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. The Company’s contribution portion of their accounts vest at 20%, 40%, 70%, and 100% after a participant provides two, three, four, and five years of service, respectively. A year of service is earned in each Plan year in which an employee completes at least 1,000 hours of service.

Participant Loans—Participants may borrow up to 50% of the current value of their vested account balance, not to exceed $50,000. The total outstanding balance on such loans at December 31, 2004 and 2003 was $11,314,659 and $9,697,602, respectively. Loan transactions are accounted for as a transfer between the investment funds and the loan fund. Loan terms range from 1-5 years unless used for the purchase of a primary residence, in which case the term of the loan may not exceed 10 years. The loans are secured by the balance in the participant’s account. Interest rates range from 5.0% to 10.50% and the interest paid on the loans is credited to the borrower’s account. Total interest income from these loans for the years ended December 31, 2004 and 2003 was $592,563 and $563,414, respectively.

Forfeitures—Forfeitures are either allocated to the remaining participants or are used to reduce future employer contributions. During 2004 and 2003, forfeitures of $1,000,134 and $1,221,737, respectively, were utilized to reduce employer contributions. Forfeitures of $915,077 and $1,030,869 were available to reduce future employer contributions as of December 31, 2004 and 2003, respectively.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments Valuation—The Plan’s investments are stated at fair value except for its benefit-responsive investment contract, which is valued at contract value (Note 4). Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are recorded at the loan balance, which approximates fair value.

Income Recognition—Purchases and sales of securities are recorded on a trade-date basis. Gain or loss on sales of securities is based on specific identification, while unrealized gains and losses on investments are recognized daily based on fluctuations in market value. Both realized and unrealized gains and losses are included in the net appreciation of investments. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative Expenses—Certain administrative expenses incurred by the Plan are paid from the Plan assets and are reflected in the accompanying Plan financial statements. Other administrative expenses of the Plan are paid by the Plan Sponsor, as provided in the Plan Document.

Benefit Payments—Benefit payments to participants are recorded upon distribution. Benefit payments requested by participants during December 2004 and 2003 and paid by the Plan subsequently were $0 and $326,433, respectively.

Transfer of Funds—Participants who are no longer eligible to participate in the Plan due to change in status of employment are eligible to participate in the Rinker Materials Corporation 401(k) Retirement Savings Plan (“Retirement Savings Plan”). In addition, participants who are no longer eligible to participate in the Retirement Savings Plan due to change in status of employment are eligible to participate in the Plan. For the years ended December 31, 2004 and 2003, $10,416 and $203,778, respectively, of net participant funds were transferred out of the Plan into the Retirement Savings Plan.

During the year ended December 31, 2003 and 2004, the assets in the Kiewit Materials Retirement Savings 401(k) Plan and the assets in the Mid-Coast Concrete MBA Retirement Savings Plan were transferred to the Rinker Plan. Subsequent to the completion of the transfers, all future contributions were governed in accordance with the provisions of the Plan into which they were transferred.

3.                      INVESTMENTS

The following table presents investments as of December 31, 2004 and 2003:

	2004	2003
Investments at contract value:
Common collective trust - Merrill Lynch Retirement Preservation Trust 91,075,995 and 92,265,921 shares respectively*	$91,075,995	$96,265,921

Investments at fair value determined by quoted market price:
American Depositary Receipts - Rinker Group LTD 95,898 and 28,025 shares respectively	7,966,206	1,371,817

Common collective trust - Merrill Lynch Equity Index Trust 258,214 and 266,625 shares respectively *	23,179,841	21,431,318
Common collective trust - Merrill Lynch International Index Fund 323,255 and 0 shares respectively	4,616,076	—
	27,795,917	21,431,318
Registered investment companies at fair value determined by quoted market price:
AIM Premier Equity Fund 447 and 975,732 shares respectively	4,414	9,152,362
Calvert Income Fund 580,567 and 298,511 shares respectively	9,869,634	5,092,598
Davis New York Venture Class Y 246,515 and 0 shares respectively	7,646,884	—
Dreyfus Premier Balanced Fund Class A 0 and 49,980 shares respectively	—	616,751
Fidelity Advisor Equity Growth Fund 171,109 and 84,601 shares respectively	5,353,044	3,742,406
Janus Fund 133,787 and 119,478 shares respectively	3,287,146	2,804,139
Merrill Lynch Basic Value Fund Class A 248,712 and 192,111 shares respectively	7,914,018	5,870,903
Merrill Lynch Bond Fund 699,972 and 716,351 shares respectively	8,383,512	8,553,227
Oppenheimer Main Street Growth and Income Fund 478,979 and 484,397 shares respectively *	16,984,595	15,888,211
Oppenheimer Quest Opportunity Value Fund 0 and 674,460 shares respectively ***	—	21,333,169
State Street Research Aurora Fund 371,599 and 292,751 shares respectively **	15,042,323	11,303,110
Templeton Foreign Fund 450,196 and 503,473 shares respectively	5,537,406	5,356,953
Van Kampen Aggressive Growth Fund Class A 467,440 and 379,306 shares respectively	6,632,969	4,676,842
Van Kampen ComStock 1,444,365 and 0 shares respectively **	26,735,201	—
Van Kampen Emerging Growth Fund Class A 67,520 and 69,287 shares respectively	2,610,334	2,503,335
	116,001,480	96,894,006
Investments at estimated fair value—participant loans	11,314,659	9,697,602

Total investments	$254,154,257	$225,660,664

*	Investment represents 5% or more of the Plan’s net assets as of both December 31, 2004 and 2003.
**	Investment represents 5% or more of the Plan’s net assets as of December 31, 2004.
***	Investment represents 5% or more of the Plan’s net assets as of December 31, 2003.

Net appreciation in fair value of investments is summarized as follows:

	Year Ended December 31,
	2004	2003

At fair value determined by quoted market price:
American Depositary Receipts - Rinker Group LTD	$2,293,592	$93,747
Common collective trusts	2,864,994	4,792,127
Registered investment companies:
AIM Premier Equity Fund	(233,640)	1,780,484
Calvert Income Fund	(83,660)	121,307
Davis New York Venture Class Y	534,541	—
Dreyfus Premier Balanced Fund Class A	(14,334)	73,833
Fidelity Advisor Equity Growth Fund	163,277	786,396
Janus Fund	156,114	654,711
Merrill Lynch Basic Value Fund Class A	304,258	1,238,320
Merrill Lynch Bond Fund	28,174	64,228
Oppenheimer Main Street Growth and Income Fund	1,293,150	3,275,811
Oppenheimer Quest Opportunity Value Fund	424,638	3,877,918
State Street Research Aurora Fund	639,706	3,368,190
Templeton Foreign Fund	797,683	1,062,559
Van Kampen Aggressive Growth Fund Class A	844,033	1,133,716
Van Kampen ComStock	2,181,637	—
Van Kampen Emerging Growth Fund Class A	172,633	488,423

Net appreciation in fair value of investments	$12,366,798	$22,811,770

4.                      GUARANTEED INVESTMENT CONTRACTS

The Merrill Lynch Retirement Preservation Trust holds certain Guaranteed Investment Contracts (“GICs”), and Synthetic GICs as investments. These GICs are fully benefit-responsive and are reported in the trust at contract value, as reported by Merrill Lynch. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan itself permit or require participant-initiated withdrawals, loans, transfers, etc., at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yields were 4.37% and 4.57% for 2004 and 2003, respectively. The fair values of the Merrill Lynch Retirement Preservation Trust at December 31, 2004 and 2003 were $89,995,141 and $79,565,517, respectively.

5.                      TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company, by letter dated January 22, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. No provision for income taxes has been included in the Plan’s financial statements.

The Plan was not in compliance with certain IRS non-discrimination tests for the Plan years ended December 31, 2004 and 2003. The noncompliance was corrected through a refund of the excess 401(k) contributions contributed by “highly compensated” individuals. Such refunds are reflected in the financial statements as participant refunds payable.

6.             EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets are invested in investment funds administered by Merrill Lynch, with a total value of $135,169,442 and $132,121,369 at December 31, 2004 and 2003, respectively. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Income related to these balances is received from the Plan’s trustee. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. However, certain other administrative expenses of the Plan are paid by the Company.

At December 31, 2004 and 2003, the Plan held 95,898 and 28,025 RGL ADRs with a cost basis of $5,736,668 and $1,278,070, respectively. During the year ended December 31, 2004 and 2003, the Plan recorded dividend income attributable to RGL ADRs of $64,631 and $0, respectively.

7.                      TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

* * * * * *

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

		(c) Description of Investment, Including
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Merrill Lynch Retirement Preservation Trust	Common Collective Trust	**	$91,075,995
*	American Depositary Receipts - Rinker Group LTD	Company ADR	**	7,966,206
*	Merrill Lynch Equity Index Trust	Common Collective Trust	**	23,179,841
*	Merrill Lynch International Index Fund	Common Collective Trust	**	4,616,076
	AIM Premier Equity Fund	Mutual Fund	**	4,414
	Calvert Income Fund	Mutual Fund	**	9,869,634
	Davis New York Venture Class Y	Mutual Fund	**	7,646,884
	Fidelity Advisor Equity Growth Fund	Mutual Fund	**	5,353,044
	Janus Fund	Mutual Fund	**	3,287,146
*	Merrill Lynch Basic Value Fund Class A	Mutual Fund	**	7,914,018
*	Merrill Lynch Bond Fund	Mutual Fund	**	8,383,512
	Oppenheimer Main Street Growth and Income Fund	Mutual Fund	**	16,984,595
	State Street Research Aurora Fund	Mutual Fund	**	15,042,323
	Templeton Foreign Fund	Mutual Fund	**	5,537,406
	Van Kampen Aggressive Growth Fund Class A	Mutual Fund	**	6,632,969
	Van Kampen ComStock	Mutual Fund	**	26,735,201
	Van Kampen Emerging Growth Fund Class A	Mutual Fund	**	2,610,334
	Participant Loans	Collateral - participants’ vested accrued benefits, rates of 5.0% to 10.50%, maturing 1-5 years	**	11,314,659

				$254,154,257

*         Party-in-interest

**       Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RINKER MATERIALS CORPORATION PROFIT SHARING 401(k) PLAN

By:	/s/ Ira Fialkow
	Name:	Ira Fialkow
	Title:	Vice President,
Rinker Materials Corporation

EXHIBIT INDEX

Exhibit 23:	Consent of Independent Registered Public Accounting Firm